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                                    Filed by SunTrust Banks, Inc.
                                    Pursuant to Rule 425 under the Securities
                                    Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                    Subject Company: Wachovia Corporation
                                    Commission File No. 1-9021

                                    Date: July 23, 2001

THE FOLLOWING IS A PRESS RELEASE ISSUED TODAY BY SUNTRUST BANKS, INC.

[SunTrust Logo]

CONTACTS:
Investors           Media
Gary Peacock        Barry Koling      George Sard/Debbie Miller/Denise DesChenes
SunTrust            SunTrust          Citigate Sard Verbinnen
404-658-4879        404-230-5268      212-687-8080

For Immediate Release
---------------------
July 23, 2001

                        SUNTRUST DISPUTES ISS CONCLUSIONS
             - - SEES LITTLE IMPACT ON WACHOVIA SHAREHOLDER VOTE - -

      ATLANTA, GA - SunTrust Banks, Inc. (NYSE:STI) today said it believes Institutional Shareholder Services ("ISS") reached the wrong conclusion in its voting recommendation regarding the proposed First Union-Wachovia merger. SunTrust added that ISS' recommendations are directed to its institutional clients, who are free to reject or accept the recommendations. Given Wachovia's large retail shareholder base and the fact that most larger institutions make their own decisions, SunTrust believes that ISS' position will sway few votes.

         L. Phillip Humann, Chairman, President and Chief Executive Officer of SunTrust, said, "Our proposal is financially superior and simply a better deal for all Wachovia constituents - shareholders, employees, customers and communities. The SunTrust proposal offers a higher current value - approximately $800 million higher based on today's closing prices - a simpler and better dividend, and SunTrust's stronger currency and track record. Moreover, First Union's merger projections are based on growth assumptions that it has never achieved in the past."

         Humann continued, "We believe that when Wachovia shareholders cast their votes on August 3, they will act in their own economic best interests. We continue to urge Wachovia shareholders to vote against the First Union merger in order to send a strong message to the Wachovia Board and to take an essential step to securing the benefits of the superior SunTrust proposal."

      SunTrust Banks, Inc., based in Atlanta, Georgia, is the nation's 9th largest commercial banking organization. The Company provides a wide range of services to meet the financial needs of its growing customer base in Alabama, Florida, Georgia, Maryland, Tennessee, Virginia, and the District of Columbia. Its primary businesses include traditional deposit and credit services as well as trust and investment services. Through various subsidiaries the Company provides credit cards, mortgage banking, insurance, brokerage and investment services. SunTrust's Internet address is www.suntrust.com

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                                       2

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of a merger between SunTrust and Wachovia Corporation, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of SunTrust's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of SunTrust and Wachovia may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms or on the anticipated schedule; (6) the failure of SunTrust's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause SunTrust's results to differ materially from those described in the forward-looking statements can be found in SunTrust's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to SunTrust or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. SunTrust does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

On May 14, 2001, SunTrust delivered a merger proposal to the Board of Directors of Wachovia. Subject to future developments, SunTrust intends to file with the SEC a registration statement at a date or dates subsequent hereto to register the SunTrust shares to be issued in its proposed merger with Wachovia. Investors and security holders are urged to read the registration statement (when available) and any other relevant documents filed or to be with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors and security holders may obtain a free copy of the registration statement (when available) and such other documents at the SEC's Internet web site at www.sec.gov. The registration statement (when available) and such other documents may also be obtained free of charge from SunTrust by directing such request to: SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, GA 30308, Attention: Gary Peacock (404-658-4753).